

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-0405**

DIVISION OF
CORPORATION FINANCE

March 27, 2013

<u>**Via Email**</u>
Alex Fernandez
Interim Chief Financial Officer
Salon Media Group, Inc.
870 Market Street, Suite 528
San Francisco, CA 94102

**Re:    Salon Media Group, Inc.**
       **Preliminary Information Statement filed on Schedule 14C**
       **Filed on March 15, 2013**
       **File No. 000-26395**

    Dear Mr. Fernandez:

    We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Celeste M. Murphy for

                        Larry Spirgel
                        Assistant Director